ID # 251483

82-34866

SUPPL

05010786

Rule 3.19A.2

RECEIVED AUG 2 3 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 198

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SOLBEC PHARMACEUTICALS LTD**
ABN	**85 061 289 218**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

PROCESSED AUG 3 0 2005 THOMSON FINANCIAL

Name of Director	Anthony William Kiernan
Date of last notice	15 April 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Central Manhattan Pty Ltd as trustee of the A W Kiernan Superannuation Fund as to 1,000,000 options
Date of change	9 August 2005
No. of securities held prior to change	1,025,000 Ordinary Fully Paid Shares 3,500,000 Options
Class	Ordinary shares and options
Number acquired	100,000 ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$8144.56
No. of securities held after change	1,125,000 Ordinary Fully Paid Shares 3,500,000 Options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Purchase on market of 100,000 ordinary shares

dw 8/30

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
Date of change	Nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil